111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 21, 2021

VIA EDGAR CORRESPONDENCE

Sally Samuel

Quinn Kane

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund IV, on behalf of FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of the Registrant
File No. 333-250178

 Dear Ms. Samuel and Mr. Kane:

We received your oral comments via telephonic conference on January 14, 2021 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund IV, on behalf of FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of the Registrant (the “Fund” and together with Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF (the Target Fund”), the “Funds” and each a “Fund”) filed on November 18, 2020. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

DISCLOSURE COMMENTS

Comment 1

Please confirm whether the shareholders meeting is still being planned for January 26, 2021.

Division of Investment Management

January 21, 2021

Response to Comment 1

       The shareholder meeting is now scheduled for February 17, 2021 and the Registration Statement has been revised as appropriate.

Comment 2

Please revise the strategies and risk disclosures to comply with the N-1A that is being filed for the Fund.

Response to Comment 2

The Registration Statement will be revised to comply with the N-1A.

Comment 3

In the fourth paragraph of the shareholder letter it refers to “aggregate net value.” Please change this, and all other instances of this phrase, to “aggregate net asset value.”

Response to Comment 3

The Registration Statement has been revised as requested.

Comment 4

On page 23 in the risk factor disclosure, please rearrange to list the most significant risk factors first.

Response to Comment 4

The Registration Statement has been revised as requested.

Comment 5

Under the Section “Past Performance” please update to use numbers from December 31, 2020 and the calendar year 2020.

Response to Comment 5

The Registration Statement has been revised as requested.

Comment 6

Under “Further Information Regarding the Reorganization” please remove the duplicative disclosure.

Division of Investment Management

January 21, 2021

Response to Comment 6

The Registration Statement has been revised as requested.

Comment 7

For the Section “Risk Factors” please consider renaming this section “More Information About Risk Factors of the Fund.”

Response to Comment 7

The Registration Statement has been revised as requested.

Comment 8

On page 34, please have the Fund’s name policy consistent with what is disclosed in the SAI.

Response to Comment 8

The Registration Statement has been revised as requested.

Comment 9

In the section “Fundamental Policies” please add the exception that is in the Target Fund that the Fund will be concentrated to the same extent the index is concentrated. Please add this disclosure to the SAI as well.

Response to Comment 9

The Registration Statement has been revised as requested.

Comment 10

Please ensure Part B has all exhibits and undertaking required.

Response to Comment 10

The Registrant confirms the Registration Statement will include all required exhibits and undertakings.

Division of Investment Management

January 21, 2021

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Don Swade

W. Scott Jardine

Kristi Maher

Matt Farber